VIA EDGAR

August 19, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Edwards
Dorrie Yale
Michael Fay
Jeanne Baker

Re:	resTORbio, Inc.
Acceleration Request for Registration Statement on Form S-4
File No. 333-239372

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), resTORbio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 20, 2020, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Registrant respectfully requests that you notify Andrew H. Goodman of Goodwin Procter LLP of such effectiveness by telephone at (617) 570-1861.

If you have any questions regarding this request, please contact Mr. Goodman at the number above.

Sincerely, RESTORBIO, INC.

/s/ Chen Schor
Chen Schor President and Chief Executive Officer

cc:	Andrew H. Goodman, Esq., Goodwin Procter LLP